EXHIBIT 99.4
                                                                   ------------

THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 4 OF THIS WARRANT.


                          COMMON SHARE PURCHASE WARRANT

                    To Purchase ___________ Common Shares of

                                  VASOGEN INC.



              THIS COMMON SHARE PURCHASE WARRANT (the "WARRANT") certifies that, for value received, ____________ (the "HOLDER"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time or from time to time commencing six months after the date of issuance (the "INITIAL EXERCISE DATE") and on or before 5:00 p.m. (New York Time) on May __, 2010 (the "TERMINATION DATE") but not thereafter, to subscribe for and purchase from Vasogen Inc., a Canadian corporation (the "COMPANY"), up to ____________ common shares in the capital of the Company (the "COMMON SHARES"). The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b). The Common Shares issuable upon exercise of this Warrant are referred to as the "WARRANT SHARES".

     SECTION 1. DEFINITIONS. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement, dated May 17, 2007, among the Company and the purchasers signatory thereto.

     SECTION 2.      EXERCISE.

             a) EXERCISE OF WARRANT. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); PROVIDED, HOWEVER, within 5 Trading Days of the date said Notice of Exercise is delivered to the Company, if this Warrant is exercised in full, the Holder shall have surrendered this Warrant to the Company and the Company shall have received payment of the aggregate Exercise Price of the Common Shares thereby purchased by wire transfer or cashier's check drawn on a United States or Canadian bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any

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     Notice of Exercise  Form within 1 Business  Day of receipt of such notice.
     In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

             b) EXERCISE PRICE. The exercise price of the Common Shares under this Warrant shall be U.S.$3.81468 per share, subject to adjustment hereunder (the "EXERCISE PRICE").

             c) CASHLESS EXERCISE. If, but only if, at any time during the term of this Warrant either there is no effective Registration Statement registering the sale of the Warrant Shares to the Holder, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

             (A)     =    the VWAP on the Trading Day immediately preceding the
                          date of such election;

             (B)     =    the Exercise Price of this Warrant, as adjusted; and

             (X)     =    the number of Warrant  Shares  issuable upon exercise
                          of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise,

     provided that the foregoing shall in no way adjust or change the Exercise Price of this Warrant

             "VWAP" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume weighted average price of such security on another Trading Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Trading Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Trading Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Trading Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours,

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     the  average of the highest  closing bid price and the lowest  closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the VWAP cannot be calculated for a security on a particular date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market values determined by an appraiser selected in good faith by the Holder and reasonably acceptable to the Company. All
     such  determinations  shall  be  appropriately   adjusted  for  any  share
     dividend, share split, share combination or other similar transaction during the applicable calculation period.

             d) HOLDER'S RESTRICTIONS. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise, such Holder (together with such Holder's affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder's affiliates), as set forth on the applicable Notice of
     Exercise, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by such Holder and its affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by a Holder that the Company is not representing to such Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be each Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company's most recent Form 6-K or Form 40-F or 20-F, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company's Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of Common

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     Shares then  outstanding.  In any case, the number of  outstanding  Common
     Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its affiliates since the date as of which such number of
     outstanding  Common  Shares  was  reported.   The  "Beneficial   Ownership
     Limitation" shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Beneficial Ownership Limitation provisions of this Section 2(d) may be waived by such Holder, at the election of such Holder, upon not less than 61 days' prior notice to the Company to change the Beneficial Ownership Limitation to 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant, and the provisions of this Section 2(d) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation, the Beneficial Ownership Limitation may not be waived by such Holder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion
     hereof)  which  may  be  defective  or  inconsistent   with  the  intended
     Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

             e)      MECHANICS OF EXERCISE.

                     i. AUTHORIZATION OF WARRANT SHARES. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

                     ii. DELIVERY OF CERTIFICATES UPON EXERCISE. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder's prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission ("DWAC") system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise, in either case, within 3 Trading Days from the delivery to and receipt by the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above ("WARRANT SHARE DELIVERY DATE"). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to
             Section 2(e)(vii) prior to the issuance of such shares, have been paid.

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                     iii.    DELIVERY OF NEW WARRANTS  UPON  EXERCISE.  If this
             Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

                     iv. RESCISSION RIGHTS. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this
             Section 2(e)(iv) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

                     v. COMPENSATION FOR BUY-IN ON FAILURE TO TIMELY DELIVER CERTIFICATES UPON EXERCISE. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "BUY-IN"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

                     vi. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such

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             exercise,  the Company  shall pay a cash  adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

                     vii. CHARGES, TAXES AND EXPENSES. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; PROVIDED, HOWEVER, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

                     viii. CLOSING OF BOOKS. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

SECTION 3.   CERTAIN ADJUSTMENTS.

             a) SHARE DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding: (A) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (B) subdivides outstanding Common Shares into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of Common Shares, or (D) issues by reclassification of Common Shares any shares of the Company, then in each case the Exercise Price shall be adjusted by multiplying the Exercise Price then in effect by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event, and of which the denominator shall be the number of Common Shares outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

             b) FUNDAMENTAL TRANSACTION. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares prior to such an offer do not retain at least a majority of voting power of the Company or (D) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or

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     exchanged  for other  securities,  cash or property  (in any such case,  a
     "FUNDAMENTAL TRANSACTION"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, upon exercise of this Warrant, the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "ALTERNATE CONSIDERATION") receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting
     the  relative   value  of  any  different   components  of  the  Alternate
     Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(c) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any
     subsequent   transaction   analogous   to   a   Fundamental   Transaction.
     Notwithstanding anything to the contrary, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay at the Holder's option, exercisable at any time concurrently with or within 30 days after the consummation of the Fundamental Transaction, an amount of cash equal to the value of this Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P. using (i) a price per Common Share equal to the VWAP of the Common Shares for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the applicable Fundamental
     Transaction and (iii) an expected volatility equal to the 100 day volatility obtained from the "HVT" function on Bloomberg L.P. determined as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction.

             c) CALCULATIONS. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Share deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

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             d)      [INTENTIONALLY DELETED].

             e)      NOTICE TO HOLDERS.

                     i. ADJUSTMENT TO EXERCISE PRICE. Whenever the Exercise Price is adjusted pursuant to this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment or in lieu thereof shall forward such publicly filed documents that disclose the same information.

                     ii. NOTICE TO ALLOW EXERCISE BY HOLDER. If (A) the Company shall declare a dividend (or any other distribution) on the Common Shares; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares; (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital of any class or of any rights;
             (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register (as defined below) of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice or shareholder information stating
             (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or shareholder information or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice, provided that it does not extend the Termination Date.

     SECTION 4.      REQUIREMENTS FOR TRANSFER.

             a) For a period of six months after the issuance date of this Warrant (which shall not be earlier than the closing date of the offering pursuant to which this Warrant is being issued), neither this Warrant nor any Warrant Shares issued upon exercise of this Warrant shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which this Warrant is being issued, except the transfer of any security:

                     i. by operation of law or by reason of reorganization of the Company;

                     ii. to any NASD member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction in
             Section 4(a) above for the remainder of the time period;

                     iii. if the aggregate amount of securities of the Company held by ______________________ or related person do not exceed 1% of the securities being offered;

                     iv. that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

                     v. the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction in
             Section 4(a) above for the remainder of the time period.

             b) Subject to the foregoing restrictions, the Company agrees that, at any time or times hereafter (but not more than three (3) years after May __, 2007), as and when it intends to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act") (except in connection with an offering on Form S-8 or an offering solely related to an acquisition or exchange on a Form S-4, F-4 or comparable MJDS form or any subsequent similar form) the Company will notify the Holder of such intention and, upon request from the Holder, will use its reasonable best efforts to cause the Warrant Shares designated by the Holder to be registered for resale under the Securities Act. The number of Warrant Shares to be included in such offering may be reduced if and to the extent that the underwriter of securities included in the registration statement and offered by the Company shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein; provided, however, that the percentage of the reduction of such Warrant Shares shall be no greater than the percentage reduction of securities of other selling shareholders, as such percentage reductions are determined in the good faith judgment of the Company. The Company will use its reasonable best efforts to keep such registration statement (or another registration statement for such purpose) in effect until at least the second anniversary of the original issue date of the Warrant. Notwithstanding the foregoing, this Section 4(b) shall be inoperative to the extent that the Warrant Shares are already registered under the Securities Act pursuant to an effective registration statement of the Company.

             c) The Company will maintain a register (the "WARRANT REGISTER") containing the name and address of the registered Holder of this Warrant. The Holder may change its or his address as shown on the Warrant Register by written notice to the Company requesting such change.

             d) Subject to compliance with applicable securities laws, the legend set forth at the top of this Warrant and the provisions of this
     Section 4, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment substantially in the form attached hereto at the principal office of the Company.

             e) Until any transfer of this Warrant is made in the Warrant Register, the Company may treat the registered Holder as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

             f) Upon the surrender by the registered Holder, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of this Section 4, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of Common Shares (or other securities, cash and/or property) then issuable upon exercise of this Warrant.

     SECTION 5.      MISCELLANEOUS.

             a) TITLE TO WARRANT. Prior to the Termination Date and subject to compliance with applicable laws and Section 4 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

             b) NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price (or by means of a cashless exercise), the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

             c) LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

             d) SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday in Canada or the United States, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

             e)      AUTHORIZED SHARES.

                     The Company  covenants  that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing share certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed.

                     Except and to the extent as waived or  consented to by the
             Holder, the Company shall not by any action, including, without limitation, any reorganization, transfer of assets, consolidation, merger, dissolution or any other voluntary action, with the intention of avoiding or seeking to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (b) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

                     Before   taking  any  action  which  would  result  in  an
             adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

             f) JURISDICTION. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the engagement letter dated among the Company, and Rodman & Renshaw, LLC and JMP Securities LLC (the "ENGAGEMENT LETTER").

             g) NONWAIVER AND EXPENSES. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

             h) NOTICES. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Engagement Letter.

             i) LIMITATION OF LIABILITY. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

             j) REMEDIES. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

             k) SUCCESSORS AND ASSIGNS. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

             l) AMENDMENT. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

             m) SEVERABILITY. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

             n) HEADINGS. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.


                              ********************

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.


Dated:  May __, 2007

                                            VASOGEN INC.


                                            By:________________________________
                                               Name:
                                               Title:

                               NOTICE OF EXERCISE

TO:      VASOGEN INC.

         (1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

         (2)      Payment shall take the form of (check applicable box):

                  [  ]   in lawful money of the United States; or

                  [ ] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

         (3) Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

                  ________________________________________


The Warrant Shares shall be delivered to the following:

                  ________________________________________

                  ________________________________________

                  ________________________________________

                                 ASSIGNMENT FORM

                   (To assign the foregoing warrant, execute
                   this form and supply required information.
                      Do not use this form to exercise the
                                   warrant.)



         FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to


_______________________________________________ whose address is

____________________________________________________________________.



____________________________________________________________________


                                              Dated:  ______________, _______


                  Holder's Signature:       _____________________________

                  Holder's Address:         _____________________________

                                            _____________________________



Signature Guaranteed:  ___________________________________________


NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.